Exhibit 99.1

DelMar to Acquire Adgero Biopharmaceuticals, Expands Late-Stage Oncology Pipeline

Combination creates a diversified biopharmaceutical company with a robust product pipeline targeting rare, unmet medical needs in oncology

Pipeline led by two late-stage, Phase 3-ready cancer therapeutics – VAL-083 for glioblastoma multiforme (GBM) and REM-001 for cutaneous metastatic breast cancer (CMBC)

Upon closing of the acquisition, DelMar intends to change its name to Kintara Therapeutics and continue trading on NASDAQ under the new symbol “KTRA”

Multiple, potential, late-stage clinical milestones expected over the next 12-18 months

SAN DIEGO & PRINCETON (June 10, 2020) – DelMar Pharmaceuticals, Inc. (Nasdaq: DMPI) (“DelMar”) and Adgero Biopharmaceuticals Holdings, Inc. (“Adgero”) today announced the companies have entered into a definitive merger agreement pursuant to which DelMar, a biopharmaceutical company focused on the development of new solid tumor cancer therapies, will acquire Adgero, a privately held biopharmaceutical company focused on the development of its late stage photodynamic therapy platform for the treatment of serious cutaneous oncology indications. In an all-equity transaction, Adgero stockholders will receive shares of DelMar common stock for shares of Adgero common stock.

Upon completion of the merger, current DelMar and Adgero stockholders will own 50.5% and 49.5% of the total voting power of the combined company, respectively, exclusive of securities to be issued in a financing to occur prior to the merger closing, as well as compensation payable in connection with the merger and the financing. Subject to stockholder approval of both companies and other closing conditions, the transaction is expected to close in the third quarter of 2020, at which time DelMar is expected to change its name to Kintara Therapeutics, Inc. and trade on Nasdaq under the new ticker symbol “KTRA.”

This combination brings together DelMar’s first-in-class, DNA-targeting chemotherapeutic with proven anti-cancer activities with Adgero’s photodynamic therapy platform. The combined company expects to benefit from complementary capabilities along with greater financial resources and flexibility to engage in a wide range of research and development activities that the companies believe will ultimately result in the creation of sustainable long-term growth.

“The acquisition of Adgero by DelMar positions the combined company for long-term corporate growth and increased shareholder value by bringing together DelMar’s oncology therapeutic candidate, VAL-083, and Adgero’s REM-001 photodynamic therapy with a lead indication in CMBC,” commented Saiid Zarrabian, President and Chief Executive Officer of DelMar. “This acquisition is the result of an extensive search for a suitable oncology therapy and provides the combined company with a diversified, late-stage oncology pipeline. During the next 12-18 months, we expect to achieve significant clinical milestones, driven by a seasoned leadership team that will bolster our oncology drug development expertise.”

Mr. Zarrabian continued, “The clinical data from Adgero’s REM-001 has demonstrated significant anti-tumor efficacy to date, with 80% complete responses reported across four studies in CMBC, and we believe it will be a valuable late-stage pipeline complement to DelMar’s VAL-083 as we prepare for the GBM AGILE registration study.”

John Liatos, interim Chief Executive Officer and Chief Financial Officer of Adgero, added, “This combination provides us with the opportunity to not only deepen our pipeline but also strengthen our oncology drug development expertise and capabilities. Furthermore, our enthusiasm to merge with DelMar was reinforced by the Global Coalition for Adaptive Research’s (GCAR) invitation to include VAL-083 in its GBM AGILE pivotal study for the treatment of newly-diagnosed and recurrent GBM. This is an important milestone with the potential to greatly reduce VAL-083’s development timeline and speaks to the potential of VAL-083 given that only a limited number of drug candidates will be invited to participate in the study. On our end, we are tremendously proud of the progress we have accomplished to date and through this combination, we look forward to creating a highly focused oncology company that can develop new therapies to help physicians and patients combat cancers where current treatment options are limited.”

Strategic Rationale for the Merger:

•	Creates a diversified, late-stage oncology company with two Phase 3-ready products that target rare, unmet medical needs in oncology;

•

Combined robust development efforts to date with an estimated $300 million invested in the development of DelMar’s VAL-083 and Adgero’s REM-001, both of which have demonstrated anti-tumor activity in clinical trials and possess a large patient safety database;

•

Potential future pipeline expansion opportunities with an existing Orphan designation and an approved IND in ovarian cancer, and existing Orphan designations in basal cell carcinoma nevus syndrome and hemodialysis grafts; and

•	Bolstered oncology drug development expertise by the combination of DelMar and Adgero leadership is instrumental for the further clinical development of VAL-083 and REM-001.

Anticipated Late-stage Clinical Milestones Over the Next 12-18 Months*:

•	Report at various oncology meetings, including the American Association for Cancer Research Virtual Annual Meeting II being held June 22-24, 2020;

•	Top-line results from VAL-083’s Phase 2 study in newly-diagnosed GBM;

•	Top-line results from VAL-083’s Phase 2 study conducted at the MD Andersen Cancer Center in recurrent GBM;

•	Top-line results from VAL-083’s Phase 2 study conducted at the MD Andersen Cancer Center in adjuvant GBM;

•	Initiation of patient enrollment into the VAL-083 arm of the Global Coalition for Adaptive Research’s GBM AGILE registrational study in newly-diagnosed and recurrent GBM patients; and

•	REM-001 confirmatory trial results in CMBC

*(subject to financing proceeds available to the combined company)

Organizational Structure

Following the close of the transaction, Saiid Zarrabian, DelMar’s President and Chief Executive Officer, will continue to serve as President and Chief Executive Officer, John Liatos, Adgero’s interim Chief Executive Officer and Chief Financial Officer, will serve as Senior Vice President, Business Development, Scott Praill, DelMar’s Chief Financial Officer, and Dennis Brown, DelMar’s Chief Scientific Officer, will each continue to serve in their respective capacities, and Steve Rychnovsky, Adgero’s Vice President, Operations and Product Development will serve as Vice President, Research and Development.

The combined Company’s Board of Directors will consist of seven directors, four of which will be designated by DelMar, two of which will be nominated by Adgero and approved by DelMar, and the remaining Director will be mutually agreed upon by DelMar and Adgero.

Merger Process Overview and Financial Rationale

Each outstanding share of Adgero common stock will be converted into shares of DelMar common stock at an exchange ratio such that current DelMar and Adgero stockholders will own 50.5% and 49.5% of the total voting power of the combined company, respectively (the “Exchange Ratio”), upon completion of the merger and exclusive of (i) securities to be issued in a financing to occur prior to the merger closing and (ii) compensation payable in connection with the merger and the financing. Each of the 1,470,092 outstanding warrants to purchase Adgero’s common stock will be exchanged for a warrant to purchase DelMar common stock as calculated based on the Exchange Ratio, resulting in a total of 2,299,036 additional DelMar warrants outstanding. Each outstanding Adgero stock option, whether vested or unvested, that has not been exercised will be cancelled for no consideration as it is anticipated that none of the options will be in-the money at the time of the merger.

The transaction has been unanimously approved by the Boards of Directors of DelMar and Adgero. The transaction is subject to customary closing conditions, including, among others, approval by the stockholders of each company, the closing on a minimum $10 million financing, and DelMar’s continued listing on the Nasdaq Capital Market, and is expected to close in third quarter of 2020. Additionally, the transaction has the support from each of the directors and executive officers of DelMar and Adgero.

Lowenstein Sandler LLP acted as external legal counsel to DelMar and Ladenburg Thalmann & Co. Inc. provided a fairness opinion to DelMar. Gracin & Marlow, LLP acted as external legal counsel to Adgero.

About DelMar

Located in San Diego, California, DelMar is focused on the development and commercialization of new therapies for cancer patients who have limited or no treatment options. By focusing on understanding tumor biology and mechanisms of treatment resistance, DelMar identifies biomarkers to personalize new therapies in indications where patients are failing, or are unable to tolerate, standard-of-care treatments.

DelMar’s current pipeline is based around VAL-083, a “first-in-class”, small-molecule chemotherapeutic with a novel mechanism of action that has demonstrated clinical activity against a range of cancers, including central nervous system, ovarian and other solid tumors (e.g. NSCLC, bladder cancer, head and neck) in U.S. clinical trials sponsored by the National Cancer Institute (NCI). Based on DelMar’s internal research programs and these prior NCI-sponsored clinical studies, DelMar is conducting clinical trials to support the development and commercialization of VAL-083 to solve significant unmet medical needs.

VAL-083 is being studied in two collaborator-supported, biomarker-driven Phase 2 clinical trials for MGMT-unmethylated GBM. Overcoming MGMT-mediated resistance represents a significant unmet medical need in the treatment of GBM. In addition, DelMar has announced the allowance of a separate IND for VAL-083 as a potential treatment for platinum-resistant ovarian cancer.

About Adgero

Adgero Biopharmaceuticals Holdings, Inc. is a biopharmaceutical company focused on building a pipeline by advancing its proprietary late stage photodynamic therapy (“PDT”) platform that holds promise as a localized cutaneous or visceral tumor treatment. Additionally, PDT has immune activating properties and has potential therapeutic utility in oncology as a combination therapy in conjunction with immunotherapies. It is also being investigated in the cardiovascular setting as treatment for hemodialysis access failure. Adgero’s lead product candidate, REM-001 therapy, has been previously studied in four Phase 2/3 clinical trials in patients with cutaneous metastatic breast cancer (CMBC), who had previously received chemotherapy and/or failed radiation therapy. With clinical efficacy to date of 80% complete responses of CMBC evaluable lesions and with an existing robust safety database of approximately 1,100 patients across multiple indications, Adgero is currently focused on advancing the REM-001 program to late stage pivotal testing.

Forward-Looking Statements

This press release contains forward-looking statements based upon DelMar’s and Adgero’s current expectations. This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are identified by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. DelMar and Adgero have based these forward-looking statements largely on their then-current expectations and projections about future events, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of DelMar’s and Adgero’s control, and actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with DelMar’s and Adgero’s ability to obtain the stockholder approval required to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed merger transaction will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (iii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, (iv) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction; (v) whether the combined business of Adgero and DelMar will be successful, and (vi) those risks detailed in DelMar’s most recent Annual Report on Form 10-K and subsequent reports filed with the SEC, as well as other documents that may be filed by DelMar from time to time with the SEC. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither DelMar nor Adgero can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, DelMar and Adgero undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information and Where to Find It

This press release is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This press release relates to the proposed merger of DelMar and Adgero. In connection with the proposed merger, DelMar will file a registration statement on Form S-4, which will include a document that serves as a prospectus and proxy statement of DelMar (the “proxy statement/prospectus”), and DelMar will file other documents regarding the proposed merger transaction with the U.S. Securities and Exchange Commission (the “SEC”). No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to DelMar’s stockholders. Investors and security holders will be able to obtain these documents (when available) free of charge from the SEC’s website at www.sec.gov. The documents filed by DelMar with the SEC may also be obtained free of charge from DelMar by requesting them by mail at DelMar Pharmaceuticals, Inc., 12707 High Bluff Drive, Suite 200, San Diego, CA 92130.

Participants in the Solicitation

DelMar and its respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies from DelMar stockholders in respect of the proposed merger transaction. Information about DelMar’s directors and executive officers is available in DelMar’s proxy statement, filed June 2, 2020 for the 2020 Annual Meeting of Stockholders, DelMar’s Annual Report on Form 10-K for the fiscal year ended June 30, 2019, which was filed with the SEC on September 9, 2019 and DelMar’s Current Report on Form 8-K filed on September 9, 2019. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holding or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC and DelMar as indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact Information

DelMar:

Investors:

CORE IR

516-222-2560

ir@coreir.com

Media:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Adgero:

Jenene Thomas Communications

adgero@jtcir.com